UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

PAMPA ENERGÍA S.A.

(Name of Issuer)

PAMPA ENERGY INC.

(Translation of Issuer’s Name into English)

American Depositary Shares, representing Common Shares, Ps. 1.00 Par Value Per Share**

(Title of Class of Securities)

697660207 ***

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Explanatory Note: On August 3, 2009, Pampa Energía S.A. (the “Issuer”) registered its common stock (“Common Shares”) representing its common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

*** There is no CUSIP number assigned to the Common Stock of the Company (as defined below). CUSIP number 697660207 has been assigned to the American Depository Shares ("ADR") of the Company which are listed on the New York Stock Exchange. Each ADR represents 25 shares of Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697660207	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, a company incorporated under the laws of England and Wales
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 697660207	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 697660207	13G	Page 4 of 8 Pages

Item1(a).	Name of Issuer:

Pampa Energía S.A.

Translation of the issuer’s name into English:
Pampa Energy Inc.

Item1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires, Argentina

Item2(a).	Name of Person Filing:

This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, International Equity CEF Fund (“IEF”), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund (“EMG”), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund (“EMI”), Emerging Markets Free Fund (“EMF”), Global Emerging Markets Fund (“GEM”), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

EWF, GBL, IEM, BMI, FREE, FRONT, PLUS, IEF, EMG, EMI, EMF, GEM, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.

CUSIP No. 697660207	13G	Page 5 of 8 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for CLIG and CLIM:

77 Gracechurch Street, London
England EC3V 0AS

Item 2(c).	Citizenship:

CLIG - England and Wales

CLIM - England and Wales

Item 2(d).	Title of Class of Securities:

American Depositary Shares (the "American Depositary Shares")

Item 2(e).	CUSIP Number:

697660207 ***

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) (for CLIM);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 697660207	13G	Page 6 of 8 Pages

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (for CLIG);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

For CLIG and CLIM:

(a)          Amount beneficially owned:

3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares
(There were 1,314,310,895 shares of Common Stock outstanding as of September 30, 2013, according to the Issuer's Form 6-K, filed on November 11, 2013. Each ADR represents twenty-five (25) shares of Common Stock.)

(b)          Percent of class:

7.2%

(c)          Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:     0

(ii)          Shared power to vote or to direct the vote:   3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares

(iii)         Sole power to dispose or to direct the disposition of:    0

(iv)         Shared power to dispose or to direct the disposition of:   3,781,620 ADRs which are the equivalent of 94,540,500 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CLIG, as the parent holding company of CLIM, and CLIM, as investment adviser to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by, the Funds. Each of the Funds owns less than 5% of the shares.

CUSIP No. 697660207	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CLIG is the parent holding company of CLIM.  See also Item 3.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 697660207	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The reporting persons agree that this statement is filed on behalf of each of them.

CITY OF LONDON INVESTMENT GROUP PLC

Date: February 14, 2014	By:	/s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

E mail:  USCorporateGovernance@citlon.com